FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of March, 2004

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

COMPAGNIE GENERALE DE GEOPHYSIQUE

Sercel continues its expansion and acquires
two technology companies

PARIS, March 4, 2004

Compagnie Générale de Géophysique (ISIN : FR0000120164 – NYSE : GGY) announces today that its wholly-owned subsidiary Sercel has acquired two French technology companies through private transactions.

In February, Sercel acquired Orca Instrumentation. Located in Brest, France, the company develops and markets marine instrumentation and underwater data transmission systems. Orca Instrumentation employs 15 people.

In addition, Sercel has just completed the acquisition of Createch Industrie, specialized in borehole measurement tools, borehole seismic tools and permanent borehole sensors. The company is headquartered in the Paris area and employs 19 people.

Through these acquisitions, Sercel is continuing its expansion while strengthening its position in two growing areas: sea-floor seismic systems and borehole seismic tools.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contact :

Christophe BARNINI (33) 1 64 47 38 10

Email : invrel@cgg.com
Internet : www.cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Léon Migaux
91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date : March 4th 2004	By Senior Executive Vice President, Geophysical Services /Christophe PETTENATI AUZIERE /